

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Jennifer F. Scanlon
President and Chief Executive Officer
UL Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

> **Re: UL Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 9, 2022**
> **CIK No. 0001901440**

Dear Ms. Scanlon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 9, 2022

Market and Industry Data, page 2

1. We note your response to our prior comment 3 regarding sources that had already taken into account the COVID-19 pandemic. Where you rely on sources that do not take into account the impact of the COVID-19 pandemic in your filing, please disclose that you are relying on such sources in each case.

2. We note your response to comment 6, and your amended disclosure that "In May 2021, we commissioned a market analysis report, which analyzes the size, competitive landscape and growth trajectory of the markets in which we operate, as well as other general trends in our industry. Where we attribute information to 'a leading global consulting firm' throughout this prospectus, such references are to the market analysis

report." We also note your response that you are not permitted to name the third-party consulting firm that prepared the report in a public filing, but we are not persuaded by your response. Please identify the consulting firm, and file the consent of the consulting firm as an exhibit to your registration statement. See Section 7 and Rule 436 of the Securities Act. Alternatively, please remove data from the report from the disclosure in your filing.

Post-Employment Provisions, page 149

3.   You disclose that "[t]he Company entered into a post-termination consulting arrangement with Mr. Jesudas, which will commence upon his retirement." Please file the agreement as an exhibit to your registration statement. Alternatively, please tell us why you believe you are not required to do so.

        Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Cathy A. Birkeland, Esq.